UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-39258

BTC Digital Ltd.

(Translation of registrant’s name into English)

61 Robinson Road Level 6 & 7

#738, Singapore 068893

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F           ☐ Form 40-F

As of June 30, 2024, the last business day of the second quarter of BTC Digital Ltd. (the “Company,” “our” or “we”), the Company has qualified as a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).  As a result, with respect to our future reports to be filed with the Securities and Exchange Commission, we intend to report on forms available to foreign private issuers.

For so long as we are a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers.  Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2025	BTC Digital Ltd.

	By:	/s/ Siguang Peng
Siguang Peng
Chief Executive Officer

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